Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Second Quarter 2012 Financial Results

SHANGHAI, August 9, 2012 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the second quarter ended June 30, 2012.

SECOND QUARTER 2012 FINANCIAL SUMMARY:

–	Total revenue increased 7.5% quarter-over-quarter and 8.1% year-over-year to US$173.1 million, in line with the Company’s previously guided range of US$170 - US$175 million.

–	Gross profit was US$64.2 million compared to US$61.3 million in the previous quarter and US$67.2 million in 2Q11. Gross margin was 37.1% compared to 38.0% in the previous quarter and 42.0% in 2Q11.

–	Cash flows from operations were US$16.8 million, compared with US$21.0 million in the previous quarter and US$34.5 million in 2Q11.

–	GAAP net income was US$21.0 million, compared with US$24.3 million in the previous quarter and US$32.5 million in 2Q11.

–	GAAP net income per basic and diluted ADS was US$0.45 and US$0.41, respectively, a decrease from US$0.53 and US$0.47 per basic and diluted ADS, respectively, in 1Q12 and US$0.67 and US$0.60 per basic and diluted ADS, respectively, in 2Q11.

–	Non-GAAP net income was US$29.6 million, compared to US$29.3 million in 1Q12 and US$35.5 million in 2Q11. Non-GAAP net income per diluted ADS was US$0.58, an increase from US$0.57 per diluted ADS in 1Q12 and a decrease from US$0.65 per diluted ADS in 2Q11.

BUSINESS HIGHLIGHTS:

•	Shipped more than 1 million units of 1GHz TD-SCDMA and EDGE Android smartphone chipsets;

•	Expanded global first tier customers with HTC’s launch of two premium smartphones with Spreadtrum’s TD-SCDMA baseband modem;

•	Spreadtrum’s baseband shipping in multiple flagship TD-SCDMA smartphones including the Samsung GALAXY S III, HTC One XT and devices from major China OEMs;

•	Achieved volume ramp of the SC6530, the industry’s first 2.5G baseband designed with 40 nanometer CMOS silicon.

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, “This quarter, we achieved a strong ramp of our 1GHz Android smartphone products, with customers launching handsets through both China Mobile and open market distribution channels. Many are targeting a newly created 500-700RMB retail segment, making 1GHz smartphone performance more affordable and attractive to the mass market consumer. The demand for our smartphone products is very strong, and we now expect to ship more than 10 million smartphone chipsets in the third quarter.

1

Exhibit 99.1

“Looking ahead to 3Q12, we expect revenue to be in the range of US$178 million to US$186 million, which is a sequential increase of 2.8% to 7.5%, with a flat gross margin relative to Q2. In the short term, our 2.5G outlook is constrained by a shortage of some handset components. For TD-SCDMA business, we expect strong shipment growth in smartphones to be partly tempered by a drop in market demand for TD-SCDMA feature phones, reflecting shifting consumer preferences towards low-cost smartphones as they become more affordable. In the coming quarters, we expect our smartphone products, which carry a higher gross margin and ASP than our feature phone products, to continue to grow rapidly and more than offset this shift in the TD-SCDMA market.”

Further commenting on the 2Q12 financial results, Shannon Gao, Spreadtrum’s CFO added, “With the ramp in smartphone product shipments we have now stabilized our gross margins. Our operating expenses increased slightly this quarter as expected, with much of the increase in non-recurring cash bonus and share-based compensation recorded on the achievement of a final milestone in our WCDMA program related to the MobilePeak acquisition last year. We are continuing to invest in research and development in dual-core and quad-core smartphone platforms, as well as WCDMA, LTE and connectivity technologies, which will expand our addressable market in both China and overseas regions. In Q3, we expect our operating margins to be similar to the second quarter.”

SECOND QUARTER 2012 FINANCIAL REVIEW:

Revenue

Revenue in 2Q12 totaled US$173.1 million, up from US$161.1 million in 1Q12 and from US$160.2 million in 2Q11.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors recognized as revenue in 2Q12 increased 32.4% sequentially and 52.1% year-over-year. Sales volume of 3G bundle semiconductors recognized as revenue in 2Q12 decreased 28.1% sequentially and increased 22.5% year-over-year.

The average selling price per unit of 2G/2.5G bundle semiconductors in 2Q12 decreased 9.5% sequentially and 23.4% year-over-year. The average selling price per unit of 3G bundle semiconductors in 2Q12 decreased 2.8% sequentially and 21.0% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$64.2 million, up 4.7% from US$61.3 million in 1Q12 and down 4.5% from US$67.2 million in 2Q11. Gross margin for the quarter was 37.1%, down from 38.0% in 1Q12 and 42.0% in 2Q11. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 37.2%, down from 38.1% in 1Q12 and 42.1% in 2Q11.

Cost of revenue in 2Q12 totaled US$108.9 million, an increase of 9.1% from the previous quarter and up 17.2% from 2Q11.

Operating Expense and Margin

The Company’s operating margin for the quarter was 13.5%, compared to 16.1% in the previous quarter and 21.2% in 2Q11. The sequential and year-over-year decrease in operating margin was primarily due to a lower gross margin and higher research and development (R&D) expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 18.5% in 2Q12, compared to 19.2% in 1Q12 and 23.0% in 2Q11.

2

Exhibit 99.1

Total operating expenses in 2Q12, including selling, general and administrative (SG&A) expenses and R&D expenses, were US$40.8 million, representing an increase from US$35.4 million in 1Q12 and from US$33.3 million in 2Q11.

R&D expenses increased 17.3% sequentially and increased 24.6% year-over-year to US$33.3 million in 2Q12. The sequential increase in R&D expenses was primarily due to an increase in engineering expenses related to the development of new products and non-recurring cash bonus and share-based compensation that was recorded in 2Q12 as a result of achievement of WCDMA development milestones related to the MobilePeak acquisition, offset in part by an increase in recognized R&D subsidies. The year-over-year increase in R&D expenses was primarily due to the aforementioned reasons, as well as an increase in depreciation and amortization expenses and employee compensation expenses including share-based compensation.

SG&A expenses increased 6.4% sequentially and 13.5% year-over-year to US$7.4 million in 2Q12. The year-over-year increase in SG&A expenses were primarily due to an increase in employee compensation expenses including share-based compensation.

Non-Operating Income

In 2Q12, the Company recorded interest income of US$1.7 million, down from US$2.2 million in the previous quarter and up from US$1.4 million in 2Q11. The sequential decrease was due to the decrease of cash balance while the year-over-year increase was due to investment of a higher balance of cash. Interest expense in 2Q12 was US$0.8 million, down from US$1.4 million in the previous quarter and up slightly from US$0.7 million in 2Q11. The sequential decrease was due to the repayment of bank loans in 2Q12. Other income (net) in 2Q12 was a loss of US$0.7 million, compared to a gain of US$0.6 million in 1Q12 and a gain of US$2.6 million in 2Q11. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$21.0 million in 2Q12, compared to US$24.3 million in 1Q12 and US$32.5 million in 2Q11. The sequential decrease in net income was primarily due to the increase in R&D expenses as well as the decrease in non-operating income. Net margin was 12.1%, down from 15.1% in 1Q12 and 20.3% in 2Q11. Basic and diluted income per ADS were US$0.45 and US$0.41, respectively, in 2Q12, compared to US$0.53 and US$0.47, respectively, in 1Q12, and US$0.67 and US$0.60, respectively, in 2Q11.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 2Q12 was US$29.6 million, up from a non-GAAP net income of US$29.3 million in 1Q12 and down from US$35.5 million in 2Q11. Diluted non-GAAP net income per ADS in 2Q12 was US$0.58, compared with US$0.57 per ADS in the prior quarter and US$0.65 per diluted ADS in 2Q11.

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Exhibit 99.1

Balance Sheet and Cash Flow

As of June 30, 2012, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$161.8 million, compared to US$233.1 million as of March 31, 2012. The total balance of restricted cash pledged to banks for short-term loans was US$67.2 million, compared with $70.0 million as of March 31, 2012. In 2Q12, the Company generated US$16.8 million in cash from operating activities and used $5.3 million in cash on property and equipment, US$11.4 million on intangible assets, US$15.7 million on equity investments and US$4.6 million to pay a quarterly dividend. We repaid bank loans of US$60.9 million that were due in 2Q12 and borrowed new long-term loans of US$20 million.

Accounts receivable increased by US$0.6 million from US$7.3 million as of March 31, 2012 to US$7.9 million as of June 30, 2012. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, decreased sequentially from 5 days to 4 days. Inventory as of June 30, 2012 was US$98.3 million, an increase of US$35.4 million from March 31, 2012. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, decreased from 71 days in 1Q12 to 67 days in 2Q12. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$55.8 million as of March 31, 2012 to US$18.9 million as of June 30, 2012. The decrease is due to the gradual phase-out of the customer acceptance program as the high quality of the Company’s products over the last couple of years has helped firmly establish customer confidence. Total assets as of June 30, 2012 were US$586.0 million, down US$42.2 million from US$628.2 million as of March 31, 2012. The decrease in total assets was primarily attributable to a US$74.1 million decrease in cash and US$37.0 million decrease in deferred costs, partially offset by a US$35.4 million increase in inventories, US$15.4 million increase in equity investment, US$10.0 million increase in long-term restricted cash and US$9.8 million increase in acquired intangible assets.

Current liabilities decreased from US$309.3 million as of March 31, 2012 to US$221.9 million as of June 30, 2012, primarily due to a decrease of US$60.9 million in short-term loans, US$50.4 million in advance from customers and US$7.7 million in income tax payable, partially offset by a US$34.2 million increase in accounts payable. Long-term liabilities as of June 30, 2012 were US$32.3 million, compared to US$12.2 million as of March 31, 2012, primarily due to an increase of US$20.0 million in long-term loan.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the third quarter of 2012 to be in the range of US$178 million – US$186 million with a flat gross margin relative to Q2.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Thursday, August 9, 2012, which is 9:00 am (Hong Kong) on Friday, August 10, 2012 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International	+1 718 354 1231
▶ Hong Kong	+852 2475 0994
▶ Singapore	+65 672 39381
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until August 17, 2012 at (US Toll / International) +1 718 354 1232, passcode: 11970452.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

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Exhibit 99.1

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	June 30	March 31	June 30	2Q12 change from
	2011	2012	2012	1Q12	2Q11

Revenue from third parties	160,177	161,114	171,072	6.2%	6.8%
Revenue from a related party	-	-	2,058
Total revenue	160,177	161,114	173,130	7.5%	8.1%
Cost of revenue	92,976	99,821	108,934	9.1%	17.2%
Gross profit	67,201	61,293	64,196	4.7%	-4.5%
Operating expenses
Research & development	26,754	28,422	33,344	17.3%	24.6%
Selling, general and administrative	6,525	6,960	7,408	6.4%	13.5%
Total operating expenses	33,279	35,382	40,752	15.2%	22.5%

Operating income	33,922	25,911	23,444	-9.5%	-30.9%

Non-operating income (expense)
Interest income	1,374	2,230	1,650	-26.0%	20.1%
Interest expense	(740)	(1,404)	(849)	-39.5%	14.7%
Other income(expense), net	2,597	636	(742)	-216.7%	-128.6%
Total non-operating income	3,231	1,462	59	-96.0%	-98.2%
Income before income tax and equity in loss of affiliates	37,153	27,373	23,503	-14.1%	-36.7%

Income tax expense	(4,185)	(3,367)	(2,706)	-19.6%	-35.3%
Equity in loss of affiliates, net of taxes	(475)	(55)	(55)	-	-88.4%

Net income	32,493	23,951	20,742	-13.4%	-36.2%

Net loss attributable to non-controlling interest	-	305	209	-31.5%	-
Net income attributable to Spreadtrum Communications, Inc.	32,493	24,256	20,951	-13.6%	-35.5%
Income per ADS, basic	0.67	0.53	0.45
Income per ADS, diluted	0.60	0.47	0.41

Margin analysis:
Gross margin	42.0%	38.0%	37.1%
Operating margin	21.2%	16.1%	13.5%
Net margin	20.3%	15.1%	12.1%

Weighted average ADS equivalent: [1]
Basic	48,686,506	45,945,184	46,253,967
Diluted	54,257,201	51,108,873	51,625,730
ADS equivalent outstanding at end of period	47,447,391	46,028,101	46,457,352

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Six Months ended
	June 30,	June 30,
	2011	2012	Change

Revenue from third parties	297,249	332,186	11.8%
Revenue from a related party	-	2,058
Total revenue	297,249	334,244	12.4%
Cost of revenue	172,146	208,755	21.3%

Gross profit	125,103	125,489	0.3%

Operating expenses
Research &development	50,703	61,766	21.8%
Selling, general and administrative	11,783	14,368	21.9%
Total operating expenses	62,486	76,134	21.8%

Operating income	62,617	49,355	-21.2%

Non-operating income(expense)
Interest income	2,653	3,880	46.2%
Interest expense	(1,439)	(2,253)	56.6%
Other income(expense), net	4,310	(106)	-102.5%
Total non-operating income	5,524	1,521	-72.5%
Income before income tax and equity in loss of affiliates	68,141	50,876	-25.3%
Income tax expense	(7,622)	(6,073)	-20.3%
Equity in loss of affiliates, net of taxes	(490)	(110)	-77.6%

Net income	60,029	44,693	-25.5%

Net loss attributable to non-controlling interest	-	514	-
Net income attributable to Spreadtrum Communications, Inc.	60,029	45,207	-24.7%
Income per ADS, basic	1.24	0.98	-20.6%
Income per ADS, diluted	1.10	0.88	-19.6%

Margin analysis:
Gross margin	42.1%	37.5%
Operating margin	21.1%	14.8%
Net margin	20.2%	13.5%

Weighted average ADS equivalent: [1]
Basic	48,579,052	46,099,951
Diluted	54,806,954	51,331,322

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	June 30,	March 31,	June 30,
	2011	2012	2012
ASSETS
Current assets
Cash and cash equivalents	167,510	192,308	129,385
Restricted cash	14,735	70,047	67,236
Short-term deposit	87,367	40,825	32,430
Short-term loan to an associate	9,763	-	-
Accounts receivable, net	2,225	7,270	7,926
Inventories	124,230	62,907	98,292
Deferred cost	78,470	55,830	18,862
Deferred tax assets	1,709	2,917	3,154
Prepaid expenses and other current assets	29,291	19,114	18,650
Total current assets	515,300	451,218	375,935

Property and equipment, net	33,828	46,009	41,280
Acquired intangible assets, net	36,517	59,929	69,736
Equity investment	35,018	23,934	39,322
Long-term loan to an associate	2,045	-	-
Deferred tax assets	803	820	818
Goodwill	2,000	36,208	38,908
Long-term restricted cash	-	-	10,000
Indemnification assets	-	5,567	5,567
Other long-term assets	540	4,560	4,471
Total assets	626,051	628,245	586,037

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	59,656	111,740	50,798
Accounts payable	108,393	57,817	92,026
Advances from customers	140,156	63,047	12,694
Income tax payable	15,642	21,610	13,933
Accrued expenses and other current liabilities	49,397	55,073	52,409
Total current liabilities	373,244	309,287	221,860
Long-term loan	-	-	20,000
Other long-term obligations	5,277	5,048	5,113
Long-term tax liabilities	-	5,567	5,567
Deferred tax liabilities	-	1,612	1,612
Total long term liabilities	5,277	12,227	32,292
Total liabilities	378,521	321,514	254,152

Non-controlling shareholder interest	-	1,760	2,450
Shareholders' equity	247,530	304,971	329,435
Total liabilities and shareholders' equity	626,051	628,245	586,037

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Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	June 30,	March 31,	June 30,
	2011	2012	2012

Cost of revenue	92,976	99,821	108,934
Adjustment for share-based compensation	(120)	(158)	(163)
Cost of revenue (non-GAAP)	92,856	99,663	108,771
Operating income	33,922	25,911	23,444
Adjustment for share-based compensation within: Cost of revenue	120	158	163
Research and development	2,085	3,519	6,785
Selling, general, and administrative	759	1,345	1,720
Operating income (non-GAAP)	36,886	30,933	32,112
Net income	32,493	24,256	20,951
Adjustment for share-based compensation within: Cost of revenue	120	158	163
Research and development	2,085	3,519	6,785
Selling, general, and administrative	759	1,345	1,720
Net income (non-GAAP)*	35,457	29,278	29,619
Net income per ADS, diluted	0.60	0.47	0.41
Adjustment for share-based compensation	0.05	0.10	0.17
Net income per ADS, diluted (non-GAAP)*	0.65	0.57	0.58
Gross margin	42.0%	38.0%	37.1%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	42.1%	38.1%	37.2%
Operating margin	21.2%	16.1%	13.5%
Adjustment for share-based compensation	1.8%	3.1%	5.0%
Operating margin (non-GAAP)*	23.0%	19.2%	18.5%
Net margin	20.3%	15.1%	12.1%
Adjustment for share-based compensation	1.8%	3.1%	5.0%
Net margin (non-GAAP)*	22.1%	18.2%	17.1%
Operating expenses	33,279	35,382	40,752
Adjustment for share-based compensation:
Research and development	(2,085)	(3,519)	(6,785)
Selling, general and administrative	(759)	(1,345)	(1,720)
Operating expenses (non-GAAP)	30,435	30,518	32,247

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s expectations with respect to shipping more than 10 million smartphone chipsets in the third quarter; the Company’s expectations with respect to revenue of 3Q12 being in the range of US$178 million to US$186 million with a flat gross margin relative to Q2; the Company’s expectations with respect to strong shipment growth in TD-SCDMA smartphones being partly tempered by a drop in market demand for TD-SCDMA feature phones; the Company’s expectations with respect to its smartphone products continuing to grow rapidly and more than offsetting this shift in the TD-SCDMA market in the coming quarters; the effectiveness of the Company’s continuous investment in research and development in smartphone platforms, WCDMA, LTE and connectivity technologies in expanding its addressable market in both China and overseas regions; and the Company’s expectations with respect to its operating margins in 3Q12 being similar to the second quarter. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the demand for the Company’s smartphone products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel: +1-650-308-8148

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com

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